~~82-34~~

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 NOV 26 AM 7:21

Santos

[redacted]

03037684

Date: Mon 24 Nov 2003 07:17:52 PM EST

To:
SECURITIES EXCHANGE COMMISSION

SUPPL

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos appoints Finance Chief

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 2

dlw 11/26

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Santos

www.santos.com

25 November 2003

Santos appoints Finance Chief

Santos Limited has appointed Mr Peter Wasow to the new position of Chief Financial Officer.

Mr Wasow was previously Santos' Executive General Manager, Finance and Accounting, having joined the company in 2002 after a 23-year career with BHP Billiton in Australia and overseas including postings in the United States.

"Since joining Santos, Mr Wasow has made a substantial contribution," said Santos' Managing Director, Mr John Ellice-Flint.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:
Kathryn Mitchell
Media Adviser
Santos Ltd
8218 5260/0407 979 982

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

newsrelease

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Mon 24 Nov 2003 08:13:55 PM EST

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - New 2004 gas sales for the Cooper Basin

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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Santos
www.santos.com

newsrelease

25 November 2003

New 2004 gas sales for the Cooper Basin

Santos Limited and the other South West Queensland Gas Producers have, in principle, secured sales of a combined total of up to 17 petajoules (PJ) in 2004.

These new sales are with TXU Electricity Limited (TXU) and Origin Energy Retail Ltd (Origin).

The new gas sales to TXU are the first direct sales from the Cooper Basin to this increasingly important customer for Santos. The new sales to Origin strengthen the existing relationship with this long term customer.

"This is a good outcome for Santos as the new contracts expand the high quality Cooper Basin customer base," said Santos' Managing Director, Mr John Ellice-Flint.

Santos interest in these sales is 60.1%.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 NOV 26 AM 7:21

Santos

SUPPL

Date: Tue 25 Nov 2003 07:06:56 PM EST

To:
SECURITIES EXCHANGE COMMISSION
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Investor Seminar document 1 of 7

Number of pages (incl. cover sheet): 13

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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Setting The Scene

John Ellice-Flint
Managing Director

Santos

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be effected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, gas commercialisation, development progress, operating results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Revisiting 2001

How are we going?
December 2001

- Strategy: In place
- External relationships: Making progress
- Organisation, Process and People: About half way
- Asset base:Getting metrics in place
- Cost base:Opportunities exist
- Exploration: Getting results

Santos

Santos

Oil and Natural Gas Liquids Production

ASPO 2003 Base Case Scenario



Source: The Association for the Study of Peak Oil and Gas

Santos


Energy Security Mood Change
Santos


China Oil Importer
Millions of barrels/day
6
5
4
3
2
1
0
1980
1982
1986
1988
1990
1992
1994
1996
1998
2000
2002
Production
Consumption
Santos


Oil Price Remains Strong
Is there a new paradigm?
$27.95 Average
2000 to 2003
$19.70 Average
1990 to 1999
US$
WTI
Santos


World Gas Production
Billion cubic feet/day
3% Growth p.a.
0
50
100
150
200
250
300
1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002
Source: BP
Santos

Global Gas Trade is Increasing


Billion Cubic Metres / year
2750
2500
2250
2000
1750
1500
1250
1000
750
500
250
0
1995
1999
2000
2001
International cross-border trade
Local Production
Pipeline
LNG

Santos

Energy Themes

- Sovereign risk and energy security
- OPEC versus non-OPEC reserves
- Continuing oil price strength
- Growing global gas use
- Growing gas trade and price convergence

Santos

Key Messages

- Realising value from the base business
- Developing production profile with increased liquids emphasis
- Gas commercialisation upside
- Material exploration exposure
- Growing cash flow

Santos

Santos' Strategy: How

Leverage our base business → Domestic gas franchise; Core competencies

through

Option generation → Exploration; Acquisitions; Cost leadership; Gas commercialisation; Production optimisation

and

Portfolio management → Superior capital allocation

Santos


Santos' Strategy: Where
USA (Texas)
Indonesia
PNG
Northern Territory
Domestic Gas Franchise
Carnarvon Basin
Eastern Qld
Cooper Basin
Legend
Exploration
Gas Commercialisation
Otway Basin
Santos


Production Profile
100
80
60
40
20
0
MMBOE
Captured Opportunities
Approved Development
2003
2004
2005
2006
2007
2008
2009
2010
Santos


Growing Oil & Liquids Production
30
25
20
15
10
5
0
MMBOE
2003
2004
2005
2006
Oil
Gas Liquids
Santos


Base Business
Cooper Basin Murta Oil Play
JALBU Oil Complex
Historic Production Profile
Santos


Capturing growth
Reducing the cycle time and capturing value
MT Fairway
FPSO concept
Santos


Contracting More Gas
BCF
Current Priorities
Delivered
1600
1400
1200
1000
800
600
400
200
0
AGL
Oyong
Bayu LNG
East Spar
Casino
John Brookes
Maleo
Santos


2004 Exploration
High impact and more liquids
SMK9
East Java
Melville
Bonaparte
Amrit
Southern
Margin
Agung
East Java
Papalang
Kutei
Raksasa
Kutei
Pohon
Kutei
Chance of Success
Santos


Business Improvement Program
Key Initiatives
Production optimisation
Drilling and completions
Gas development
optimisation
Supply and contracting
Compression optimisation
Market
commitment
Santos



Santos Continuous Improvement Program
Strategy Defined
Business Improvement Projects
Centralised Services
Re-organization
Shared Services
SCIP
2001
2002
Santos



Managing Well
Low cost producer
Production Cost (A$/boe)
Depletion (A$/boe)
Total
Onshore
Offshore
Total
Onshore
Offshore
Santos

How Are We Going

	Dec 2001	Nov 2003
Strategy	√√	
External Relationships	√	
Organisation	√	
Asset Base Understanding	√	
Cost Base	-	
Production Optimisation	-	
Growth Projects	-	
Gas Commercialisation	-	
Exploration	-	

Santos

Key Things To Watch.....

- Cooper Basin oil
- Mutineer-Exeter progress
- Bayu-Undan progress
- Production growth
- Exploration
  - Otway
  - East Java
  - East Kalimantan
  - USA
- Cost control
- Targets

Santos